FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

October 29, 2004

#04-17

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Commences Exploration at Troy Property

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF)  has commenced exploration at the Troy Property located 65 km southwest of Chapleau, Ontario. The Troy Property consists of some 1653 hectares located in the easternmost portion of the Batchawana Greenstone Belt which hosts the major gold deposits located at Kirkland Lake, Timmins and Val d’Or. The property is accessible from Chapleau by a combination of logging and paved roads.

The Company has commenced a program of line cutting and grid preparation, geological mapping and sampling, and backhoe trenching. Positive results will lead to a December drill program.

The exploration program is under the direction of Mr. Dave Visagie, P.Geo, Senior Geologist of The Northair Group, who is a Qualified Person as defined by NI 43-101.

Gold was initially found on the property in 1999 by prospectors with grab samples returning gold values up to 19 g/t. Limited exploration since that time has revealed five mineralized zones along a five kilometre length of sheared and altered volcanics hosting sulphide bearing quartz veins and mafic flows peripheral to the veins. The property is well overburden covered but surface sampling of the zones has returned significant gold values ranging from 5.807 g/t to 0.337 g/t gold from grab and chip sampling. The widths and lengths of the known zones cannot be determined due to the overburden cover but soil surveys completed over two of the zones have outlined open soil anomalies. Of particular interest is the soil survey conducted on the Troy Zone where an open gold in soil anomaly measuring 250 metres by 60 metres returned values up to 5.541 g/t gold. A property wide airborne geophysical survey has outlined a 3.4 kilometre long trend of EM conductors, which suggest that the zones extend beyond the known limits.

NDT can earn a 60% property interest from Troon Ventures Ltd. by paying $75,000 in cash; issuing 500,000 shares and incurring $2,000,000 in exploration expenditures over a five year period.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________________

Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 29, 2004